

03012415 c^m

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED
FEB 2 6 2003
WASH. D.C. 181 SECTION
PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAVENWOOD CAPITAL MARKETS, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12329 MICHAELSFORD ROAD

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

HUNT VALLEY	MARYLAND	21030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRENT LOCKWOOD   410-667-4434
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RODE & ARMSTRONG, P.A.

(Name – *if individual, state last, first, middle name*)

100 WEST ROAD, SUITE 416	TOWSON	MD	21204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003 ℛ
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Page 2

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___BRENT M. LOCKWOOD_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____HAVENWOOD CAPITAL MARKETS, LLC_____ , as
of ___DECEMBER 31,_____ , 20_02___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature
SECRETARY
_____
Title

_____
Notary Public

G. Page, Notary Public
Baltimore County
State of Maryland
My Commission Expires Jan. 1, 2004

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVENWOOD CAPITAL MARKETS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2002

RODE & ARMSTRONG, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
100 WEST ROAD, SUITE 416
TOWSON, MARYLAND 21204
410-581-0500
FAX 410-581-0191

ALBERT E. RODE, JR. C.P.A.
KEITH G. ARMSTRONG, C.P.A.

TOLL FREE NO: 1-866-859-0973
E-MAIL: info@rodearmstrong.com

INDEPENDENT AUDITORS' REPORT

Members
Havenwood Capital Markets, LLC

We have audited the accompanying statement of financial condition of Havenwood
Capital Markets, LLC as of December 31, 2002, and the related statements of
operations, cash flows, and changes in members' equity for the year then ended.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based
on our audit.

We conducted our audit in accordance with auditing standards generally accepted
in the United States of America. Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial statements
are free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides a reasonable basis for
our opinion.

In our opinion, the financial statements referred to above present fairly, in all
material respects, the financial position of Havenwood Capital Markets, LLC as of
December 31, 2002, and the results of its operations and its cash flows for the
year then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial
statements taken as a whole. The accompanying supplementary information is
presented for purposes of additional analysis and is not a required part of the
basic financial statements but is supplementary information required by Rule 17a-5
of the Securities and Exchange Commission. Such information has been subjected
to the auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

Rode & Armstrong, P.A.

Towson, Maryland
January 22, 2003

EXHIBIT A

HAVENWOOD CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets
Cash and cash equivalents $159,659
Other assets   10,817

    Total Current Assets   170,476

Equipment At Cost
Equipment   7,434
Less: accumulated depreciation   4,282

                                                                       3,152

Total Assets $173,628

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses . . . . $ 5,849

Members' Equity   167,779

Total Liabilities And Members' Equity $173,628